UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SonomaWest Holdings, Inc.
(Name of Subject Company)

SonomaWest Holdings, Inc.
 (Name of Person(s) Filing Statement)

Common Stock, No Par Value
(Title of Class of Securities)

835637109
(CUSIP Number of Class of Securities)

Walker Roberts Stapleton
President/Chief Executive Officer
SonomaWest Holdings, Inc.
2064 Highway 116 North
Sebastopol, California  95472
United States of America
707-824-2534
(Name, address, and telephone number of person
authorized to receive notices and communications on behalf of the person(s) filing statement)

Copy To:

                     Ronald R. Levine, II, Esq.                                                                                                  Hillel Cohn, Esq.
                     Davis Graham & Stubbs LLP                                                                                          Morrison & Foerster LLP
                     1550 17th Street, Suite 500                                                          and                             555 West Fifth Street, Suite 3500
                     Denver, Colorado 80202                                                                                                   Los Angeles, California 90013
                     (303) 892-7514                                                                                                                   (213) 892-5251

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following are preliminary communications made by SonomaWest Holdings, Inc. before the commencement of the tender offer contemplated by certain affiliates of the Company.

Exhibit Number	Description

99.1	Press Release, October 1, 2008.

Exhibit 99.1

Contact:  Gwendolyn Toney 707/824-2534

Headline: SonomaWest Holdings, Inc. Suspends Evaluation of Tender Offer Following Announcement by Stapleton Acquisition Company

SEBASTOPOL, CALIFORNIA October 1, 2008 /PRNewswire/ -- SonomaWest Holdings, Inc. (SWHI.PK) (the “Company”) announced today that its Special Committee has suspended evaluation of the proposed tender offer by Stapleton Acquisition Company (“SAC”) in light of SAC’s announcement today that it will delay the tender offer.  The Special Committee will resume its evaluation if and when it appears likely that a tender offer will be pursued.

This press release is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell shares of the Company, and is not a substitute for any tender offer statement or other filing that may be required to be made with the Securities and Exchange Commission (SEC) if the tender offer contemplated by certain affiliates of the Company goes forward. If any such documents are filed with the SEC, investors are urged to read them because they will contain important information about the transaction. Any such documents, once filed, will be available, free of charge, at the SEC’s website (www.sec.gov).

About SonomaWest Holdings, Inc.

SonomaWest Holdings, Inc., formerly Vacu-dry Company, was incorporated in 1946 and currently operates as a real estate management and rental company. The Company’s rental operations include two industrial properties.  This commercial property is now being rented to third parties.  The Company’s primary operating revenue is generated from the leasing of its two properties, located in Sebastopol, California. The properties are leased to multiple tenants with various lease terms.

Forward-Looking Statements

All statements in this press release other than statements of historical fact are forward-looking statements, and are subject to risks and uncertainties. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to SonomaWest Holdings, Inc., are intended to identify forward-looking statements. Many factors could cause the actual results or events to be materially different from the results or events that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, whether the tender offer is commenced as planned and whether the conditions to the closing of the tender offer are satisfied.